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                                November 21, 2007


VIA EDGAR
---------

Mr. John P. Nolan
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, DC  20549

            Re:   Ottawa Savings Bancorp, Inc.
                  Form 10-KSB for the Fiscal Year Ended December 31, 2006 Filed March 29, 2007
                  File No. 0-51367
                  -------------------------------------------------------

Dear Mr. Nolan:

      On behalf of Ottawa Savings Bancorp, Inc. (the "Company"), this letter is provided in response to comments provided by Securities and Exchange Commission (the "Commission") staff, by letter dated November 8, 2007, with respect to the Company's Form 10-KSB for the fiscal year ended December 31, 2006 (the "Form 10-KSB"). As requested, this letter replaces the response letter submitted to the SEC on the Company's behalf on November 15, 2007. To aid in your review, we have repeated the staff's comments followed by the Company's responses.

FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
-------------------------------------------------------

ITEM 308A. CONTROLS AND PROCEDURES, PAGE 42
-------------------------------------------

COMMENT NO. 1

      PLEASE REVISE TO DISCLOSE WHETHER THERE WERE ANY CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING THAT OCCURRED DURING THE LAST FISCAL QUARTER THAT MATERIALLY AFFECTED, OR IS REASONABLY LIKELY TO MATERIALLY AFFECT, INTERNAL CONTROL OVER FINANCIAL REPORTING. REFER TO ITEM 308(C) OF REGULATION S-B.

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John P. Nolan
November 21, 2007
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RESPONSE TO COMMENT NO. 1

      As requested, on November 15, 2007, the Company filed an amended Annual Report on Form 10-KSB for the year ended December 31, 2006 to correct this omission.

EXHIBITS 31.1 AND 31.2
----------------------

COMMENT NO. 2

      THE OFFICERS' CERTIFICATIONS REFER TO "QUARTERLY REPORT" IN PARAGRAPHS 2, 3 AND 4. PLEASE FILE REVISED, UPDATED OFFICERS CERTIFICATIONS THAT REFER TO THIS "REPORT" CONSISTENT WITH THE SPECIFIC LANGUAGE IN ITEM 601(B)(31) OF REGULATION S-B.

RESPONSE TO COMMENT NO. 2

      As requested, on November 15, 2007, the Company filed an amended Annual Report on Form 10-KSB for the year ended December 31, 2006 to correct this reference.

                                     * * * *

The Company hereby acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

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John P. Nolan
November 21, 2007
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      If you have any questions concerning this submission, please telephone the undersigned at (815) 366-5436 or the Company's counsel, Edward G. Olifer at Muldoon Murphy & Aguggia LLP at (202) 362-0840.

                                Very truly yours,

                                OTTAWA SAVINGS BANCORP, INC.

                                /s/ John L. Kranov

                                Jon L. Kranov
                                Senior Vice President and Chief Financial
                                  Officer

cc:   Edward G. Olifer, Esq.